

February 13, 2013

Via E-mail
Mr. Richard F. Pops
Chairman & Chief Executive Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
File No. 001-35299

Dear Mr. Pops:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 1. Business
Collaborative Arrangements, page 14

1. On page 6, you disclose the third parties that market each of your five key products. We note that you have not filed the following agreements that relate to the commercialization of your five key products and upon which you appear to be substantially dependent.

    - The license agreement with Janssen Pharmaceuticals relating to INVEGA SUSTENNA/XEPLION;
    - The amended and restated license agreement, manufacturing supply agreement and development and supplemental agreement each with Acorda relating to AMPYRA/FAMPYRA; and
    - The sub-license agreement with Biogen Idec relating to FAMPYRA.

Please promptly file each of the above agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition, please provide us with proposed expanded disclosure that discloses the material terms of the sub-license agreement with Biogen Idec relating to FAMPYRA, including material payments to date, aggregate remaining milestone payments, royalty, term and termination provisions.

Research and Development Expense, page 66

2. On page 12 you discuss your key development programs. Please provide us proposed disclosure of the following items to be included in future periodic reports:

For an R&D project that is individually significant:
- The costs incurred during each period presented and to date;
- The nature of efforts and steps necessary to complete the project;
- The risks and uncertainties associated with completing development;
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
- Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

For the remainder of projects not considered individually significant:
- Disclose the composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.
- If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, disclosure of the reasons for and the amount of the expected change should be made. If an estimate of the amount cannot be made, disclosure of this uncertainty should be made.
- For projects that are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, we generally believe disclosure about each project, even if the R&D expenses incurred on the project has not been material, is necessary to provide insight into expected effects on future operations, financial position or liquidity. For those projects we would expect the following to be discussed:
    o A description of the nature and its indication;

- o The phase the project is in at the end of the reporting period and the month and year it entered that phase;
- o Significant patents associated with the project and their expiration dates and other information about the period of exclusivity;
- o Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons; and
- o Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination.

Amortization and Impairment of Acquired Intangible Assets, page 68

3. You disclose that you amortize intangible assets using the economic use method, which reflects the pattern that the economic benefits of the intangible assets are consumed as revenue is generated from the underlying patent or contract. Please clarify in proposed disclosure to be included in future filings how you compute the amortization of your intangible assets under the economic use method. Please also clarify in your proposed disclosure the factors that would result in an annual amortization expense at the low end of your estimated range of $40 million and at the high end of your estimated range of $70 million through 2017.

Notes to Consolidated Financial Statements

3. Acquisitions, page F-21

4. Please provide us proposed disclosure to be included in future filings regarding the intangible assets associated with collaboration agreements acquired in the EBT acquisition addressing the following:
   - list and describe the nature of each intangible asset associated with each collaboration agreement acquired from EDT;
   - describe the assumptions and quantify how you determined that a value of $500 million is appropriate for these collaboration agreements, and
   - why the estimated useful life of 12 years is appropriate.

10. Long-Term Debt
Term Loans, page F-32

5. Regarding the First Lien Term Loan, please clarify in proposed us proposed disclosure to be included in future filings what you mean by "subject to adjustment" and provide quantitative information related to the adjustment.

15. Collaborative Arrangements
Janssen, page F-39

6. Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the development milestones to be received under the Invega Sustenna/Xeplion arrangement. Refer to ASC 605-28-50-2.

7. Please provide us proposed disclosure to be included in future filings to disaggregate revenue recognized in each period presented separately by license and royalty revenue for each collaborative arrangement, as applicable.

Acorda, page F-40

8. Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the commercial and development milestones to be received under the arrangement. Refer to ASC 605-28-50-2.

Amylin, page F-41

9. Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the development and commercial milestones to be received. Refer to ASC 605-28-50-2.

Cilag, page F-42

10. Please provide us proposed disclosure to be included in future filings that describes and quantifies each milestone in the $33 million milestones to be received. Refer to ASC 605-28-50-2. Please also clarify in your proposed disclosure what "agreed-upon other events" represents.

Income Taxes, page F-43

11. Please tell us why you partially released $4.6 million of the Irish deferred tax liability relating to acquired intellectual property. Please also tell us why you partially released $9.9 million of an existing U.S. federal valuation allowance as a consequence of the business combination. Please also provide us an analysis that demonstrates that only a partial release was necessary in both cases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192 or Jennifer Riegel, Legal Reviewer, at (202) 551-3575 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant